UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Owens Corning (Reorganized) Inc.1

(Exact Name of Registrant as Specified in its Charter)

Delaware	43-2109021
(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

One Owens Corning Parkway Toledo, OH	43659
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.
☒	☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01 per share	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

[1]	Prior to issuance of the securities registered on this Form 8-A, Owens Corning (Reorganized) Inc. will change its name to Owens Corning.

Item 1. Description of Registrant’s Securities to be Registered.

Preliminary Note

The shares of common stock, par value $0.01 per share, covered by this registration statement will be issued by Owens Corning (Reorganized) Inc., a Delaware corporation, in connection with the emergence of Owens Corning, a Delaware corporation, and certain of its subsidiaries from bankruptcy proceedings in the United States Bankruptcy Court for the District of Delaware pursuant to a Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-In-Possession (as Modified) (the “Plan”). In this registration statement, we refer to Owens Corning (Reorganized) Inc. as “we,” “us,” “our” and the “Company,” and we refer to Owens Corning prior to its emergence from bankruptcy as “OCD.”

Upon the effective date of the Plan, which we refer to as the “Effective Date”:

•	our certificate of incorporation and by-laws will be amended and restated to read in the forms filed as Exhibits 3.1 and 3.2, respectively, to this registration statement,

•	we will change our corporate name to “Owens Corning,” and OCD will change its name to “Owens Corning Sales, Inc.” and

•	we will become the parent corporation of OCD and its restructured subsidiaries.

The description of the common stock that follows assumes that the Plan has become effective and that the provisions of our amended and restated certificate of incorporation set forth in Exhibit 3.1 are effective.

Authorized Capital Stock

Upon the Effective Date, we will have authority to issue a total of 400,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. The rights, preferences and privileges of holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future without stockholder approval. See “Blank Check Preferred Stock” below.

Common Stock

Voting Rights. All shares of our common stock have identical rights and privileges. The holders of shares of our common stock are entitled to vote on all matters submitted to a vote of our stockholders, including the election of directors. On all matters to be voted on by holders of shares of our common stock, the holders will be entitled to one vote for each share of our common stock held of record and will have no cumulative voting rights.

Dividend Rights. Subject to limitations under Delaware law, preferences that may apply to any outstanding shares of preferred stock and contractual restrictions, holders of our common stock are entitled to receive ratably dividends or other distributions when and if declared by our board of directors. The ability of our board of directors to declare dividends, however, will be subject to the rights of any holders of outstanding shares of our preferred stock and the availability of sufficient funds under the General Corporation Law of the State of Delaware to pay dividends.

Liquidation Preference. In the event of a liquidation, dissolution or winding up of the Company, after the payment in full of all amounts owed to our creditors and holders of any outstanding shares of our preferred stock, the remaining assets of the Company will be distributed ratably to the holders of shares of our common stock.

Other Rights. Holders of our common stock do not have pre-emptive, subscription, redemption or conversion rights.

Blank Check Preferred Stock

Our board of directors is authorized to issue from time to time, without stockholder approval, up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. We may issue our preferred stock in ways that may delay, defer or prevent a change in control of the Company without further action by our stockholders and may affect the voting and other rights of the holders of our common stock. The issuance of our preferred stock with voting and conversion rights also may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. However, prior to the second anniversary of the Effective Date, our board of directors is not permitted to issue, or reserve for issuance, any series of preferred stock to be used in connection with the implementation of a “poison pill” or similar “shareholder rights plan” without first obtaining approval for such issuance or reservation for issuance by the affirmative vote of the holders of a majority of our voting stock.

Anti-takeover Effects of Provisions of the Delaware Corporate Law and Provisions to Be Included In Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

The Delaware General Corporation Law contains, and our amended and restated certificate of incorporation and amended and restated by-laws will contain, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our amended and restated certificate of incorporation and amended and restated by-laws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

Section 203. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated By-law Provisions

Our certificate of incorporation and by-laws, as amended and restated as set forth in Exhibits 3.1 and 3.2, respectively, to this registration statement, will provide as of the Effective Date for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

Provisions with Respect to Nomination and Election of Directors. Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless the takeover or change in control is supported by our board of directors. The provisions may also render the removal of the current board of directors and of management more difficult.

As of the Effective Date, our amended and restated certificate of incorporation will provide for three classes of directors, each of which is to be elected on a staggered basis for a term of three years. Our amended and restated by-laws will provide that our board of directors immediately following emergence from bankruptcy will consist of 16 directors, as follows:

•	12 directors, who will be selected by OCD’s board of directors prior to the Effective Date (the “OCD Designated Directors”),

•	2 directors designated by the committee representing holders of OCD’s pre-petition bonds (the “Bondholder Designated Directors”),

•	2 vacancies for the potential appointment of two directors, as described immediately below.

Under the Plan, a trust, which we refer to as the “Asbestos Trust,” will be created and funded by OCD for the payment of all qualifying holders of present and future asbestos personal injury and wrongful death claims. If currently pending Federal legislation, known as the Fairness in Asbestos Injury Resolution Act of 2006, or FAIR Act, is not enacted into law on or before the tenth day after the conclusion of the current 109th U.S. Congress (the “Trigger Date”), or the FAIR Act is enacted into law on or before the Trigger Date but subjected to a constitutional challenge on or prior to March 31, 2007 that ultimately succeeds, the Plan provides for the issuance of 28,200,000 shares of our common stock (the “Contingent Shares”) to the Asbestos Trust. On the day after the day those shares are distributed to the Asbestos Trust, two directors will be added to our board of directors consisting of one director designated by the committee representing asbestos personal injury and wrongful death claimants, which we refer to as the ACC Designated Director, and one director designated by the legal representative for future asbestos personal injury claimants, which we refer to as the FCR Designated Director. Nine of the OCD Designated Directors will serve in Class II and Class III, the one FCR Designated Director, if appointed, will serve in Class III, the one ACC Designated Director, if appointed, will serve in Class III, and the remaining directors will serve in Class I.

In order to implement these provisions of the Plan, our amended and restated by-laws will contain provisions entitling:

•	our board of directors, or a committee thereof, to nominate each Class I director serving at the first annual meeting following the Effective Date for reelection as a Class I director for a new three year term of office,

•	the OCD Designated Directors, prior to the second annual meeting of stockholders, to fill any vacancy in our board of directors arising from the resignation, retirement, death, removal or incapacity of any OCD Designated Director,

•	the Bondholder Designated Directors, prior to the second annual meeting of stockholders, to fill any vacancy in our board of directors arising from the resignation, retirement, death, removal or incapacity of any Bondholder Designated Director and

•	the Asbestos Trust, during the period commencing on the day immediately following the day the Asbestos Trust receives the Contingent Shares and ending when the Asbestos Trust no longer holds shares representing at least 1% of our issued and outstanding common stock, to nominate individuals for election as the ACC Designated Director or FCR Designated Director and to fill any vacancy in our board of directors arising from the resignation, retirement, death, removal or incapacity of the ACC Designated Director or FCR Designated Director.

No Written Consent of Stockholders. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders. Special meetings of our stockholders may be called only by our board of directors pursuant to a resolution approved by a majority of the whole board of directors, except as required by the Delaware General Corporation Law. No special meetings may be called until the earlier of the date the Contingent Shares are issued to the Asbestos Trust and the date when it is finally determined that the Contingent Shares will not be issued.

Advance Notice Requirement. Stockholders must provide timely notice when seeking to:

•	bring business before an annual meeting of stockholders,

•	bring business before a special meeting of stockholders (if contemplated and permitted by the notice of a special meeting) or

•	nominate candidates for election at an annual meeting of stockholders.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•	in the case of an annual meeting:

•	not later than the ninetieth day nor earlier than the one hundred twentieth day prior to the anniversary date of the immediately preceding annual meeting, or

•	if the annual meeting is called for a date that is more than thirty days before or more than sixty days after the anniversary date of the preceding year’s annual meeting date, not later than the later of the ninetieth day prior to the annual meeting and the tenth day following the day on which the first public disclosure of the date of the annual meeting is made by the Company nor earlier than the one hundred twentieth day prior to the annual meeting; or

•	in the case of a special meeting, not later than the later of the ninetieth day prior to the special meeting and the tenth day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the board of directors nor earlier than the one hundred twentieth day prior to the special meeting.

Our amended and restated certificate of incorporation and amended and restated by-laws also will specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting or a special meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment of By-laws and Certificate of Incorporation. The approval of a 75% super-majority of the voting power of the then outstanding shares of our common stock entitled to vote generally in the election of directors will be required to amend certain provisions of our amended and restated by-laws by stockholder action, or to amend certain of the provisions of our amended and restated certificate of incorporation, including provisions relating to our classified board of directors, shareholder meetings, indemnification and exculpation of directors and officers and provisions relating to amendment of our by-laws by our board of directors. In addition, under certain circumstances the approval of the Asbestos Trust will be required with respect to the amendment of certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, if the amendment could adversely effect certain rights granted to the Asbestos Trust. These provisions will make it more difficult to circumvent the anti-takeover provisions to be included in our amended and restated certificate of incorporation and our amended and restated by-laws.

Issuance of Blank Check Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock with rights and preferences, designated from time to time by the board of directors as described above under “Authorized Capital Stock — Blank Check Preferred Stock”. Although our board of directors is not permitted, prior to the second anniversary of the Effective Date, to issue, or reserve for issuance, any series of preferred stock to be used in connection with the implementation of a “poison pill” or similar “shareholder rights plan” without first obtaining approval for such issuance or reservation for issuance by the affirmative vote of the holders of a majority of our voting stock, the existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Item 2. Exhibits.

Exhibit No.	Description
2.1	Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-in-Possession (as Modified) (incorporated by reference to Exhibit 2.1 of Owens Corning’s Current Report on Form 8-K dated September 29, 2006).

3.1	Form of Amended and Restated Certificate of Incorporation, which will become effective upon the Effective Date of the Plan (incorporated by reference to Exhibit A to the Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-In-Possession (as Modified), which has been filed with the Securities and Exchange Commission as Exhibit 2.1 of Owens Corning’s Current Report on Form 8-K dated September 29, 2006).

3.2	Form of Amended and Restated By-laws, which will become effective upon the Effective Date of the Plan (incorporated by reference to Exhibit B to the Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-In-Possession (as Modified), which has been filed with the Securities and Exchange Commission as Exhibit 2.1 of Owens Corning’s Current Report on Form 8-K dated September 29, 2006).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

OWENS CORNING (REORGANIZED) INC.

Date: October 19, 2006	By:	/s/ Stephen K. Krull
Stephen K. Krull
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-in-Possession (as Modified) (incorporated by reference to Exhibit 2.1 of Owens Corning’s Current Report on Form 8-K dated September 29, 2006).

3.1	Form of Amended and Restated Certificate of Incorporation, which will become effective upon the Effective Date of the Plan (incorporated by reference to Exhibit A to the Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-In-Possession (as Modified), which has been filed with the Securities and Exchange Commission as Exhibit 2.1 of Owens Corning’s Current Report on Form 8-K dated September 29, 2006).

3.2	Form of Amended and Restated By-laws, which will become effective upon the Effective Date of the Plan (incorporated by reference to Exhibit B to the Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-In-Possession (as Modified), which has been filed with the Securities and Exchange Commission as Exhibit 2.1 of Owens Corning’s Current Report on Form 8-K dated September 29, 2006).